UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    109178103
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 22 , 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      -----------------------------
109178103                                                     PAGE 2 OF 10 PAGES
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,648,105
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          2,648,105
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,648,105
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
109178103                                                     PAGE 3 OF 10 PAGES
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP III Investors, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,648,105
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          2,648,105
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,648,105
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
109178103                                                     PAGE 4 OF 10 PAGES
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP-Brigham Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,648,105
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          2,648,105
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,648,105
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
109178103                                                     PAGE 5 OF 10 PAGES
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,648,105
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          2,648,105
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,648,105
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
109178103                                                     PAGE 6 OF 10 PAGES
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 5 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 3, 2000, as amended by Amendment No. 1 thereto, dated as of November 6, 2000, as amended by Amendment No. 2 thereto, dated as of March 5, 2001, as amended by Amendment No. 3 thereto, dated as of December 23, 2002, as amended by Amendment No. 4 thereto, dated as of December 23, 2002, with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Brigham Exploration Company, a Delaware corporation (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP LP"), GAP III Investors, Inc., a Delaware corporation ("GAP III"), GAP-Brigham Partners, L.P., a Delaware limited partnership ("GAP-Brigham"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP LP, GAP III and GAP-Brigham, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP LP is GAP III. The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of GAP III is as follows:

                                                                           PRINCIPAL
                                         RESIDENCE OR                      OCCUPATION
NAME/TITLE                               BUSINESS ADDRESS                  OR EMPLOYMENT
----------------------------             -----------------------------     -----------------------------
Steven A. Denning,                          3 Pickwick Plaza               Managing Member of General
Director and President                      Greenwich, CT 06830            Atlantic Partners, LLC

David C. Hodgson,                           3 Pickwick Plaza               Managing Member of General
Director, Vice President and Secretary      Greenwich, CT 06830            Atlantic Partners, LLC

William E. Ford,                            3 Pickwick Plaza               Managing Member of General
Director and Vice President                 Greenwich, CT 06830            Atlantic Partners, LLC

Matthew Nimetz,                             3 Pickwick Plaza               Managing Member of General
Vice President                              Greenwich, CT 06830            Atlantic Partners, LLC

Thomas J. Murphy,                           3 Pickwick Plaza               Chief Financial Officer of General
Vice President and Treasurer                Greenwich, CT 06830            Atlantic Partners, LLC

-----------------------------                      -----------------------------
109178103                                                     PAGE 7 OF 10 PAGES
-----------------------------                      -----------------------------


The general partner of GAP-Brigham is Steven A. Denning. The general partners of GAPCO II are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAPCO II General Partners"). The business address of each of the GAPCO II General Partners (other than Messrs. Wendelstadt, Currie, Kelly, Lansing, Tinsley and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, VA 20191. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621.The present principal occupation or employment of each of the GAPCO II General Partners is as a managing member of General Atlantic Partners, LLC ("GAP LLC"). Each of the officers and directors of GAP III and each of the GAPCO II General Partners, other than Messrs. Engstrom, Kern, Wong and Wendelstadt, is a citizen of the United States. Mr. Engstrom is a citizen of Sweden. Messrs. Kern and Wendelstadt are citizens of Germany and Mr. Wong is a citizen of Singapore.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

-----------------------------                      -----------------------------
109178103                                                     PAGE 8 OF 10 PAGES
-----------------------------                      -----------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

UNCHANGED.

ITEM 4.  PURPOSE OF TRANSACTION.

UNCHANGED.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) As of the date hereof, GAP LP, GAP III, GAP-Brigham and GAPCO II each own of record 1,797,161 shares of Common Stock, no shares of Common Stock, 85,669 shares of Common Stock and 765,275 shares of Common Stock, respectively, or 6.4%, 0%, 0.3% and 2.8%, respectively, of the Company's issued and outstanding shares of Common Stock.

By virtue of the fact that (i) Steven A. Denning is the general partner of GAP-Brigham, (ii) Messrs. Denning, Hodgson and Ford are directors and senior executive officers of GAP III, (iii) GAPCO II is an affiliate of GAP LP, GAP III and GAP-Brigham and (iv) GAP LP, GAP III, GAP-Brigham and GAPCO II may, from time to time, consult among themselves and coordinate the voting and disposition of shares of Common Stock, as well as such other actions taken on behalf of the Reporting Persons with respect to the shares of Common Stock as they deem to be in the collective interests of the Reporting Persons, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,648,105 shares of Common Stock or 9.5% of the Company's issued and outstanding shares of Common Stock.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,648,105 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c) On September 22, 2003, in a secondary offering of shares of Common Stock by the Company, GAP LP sold an aggregate of 715,758 shares of Common Stock, at a price per share of $5.499, (ii) GAP-Brigham sold an aggregate of 34,119 shares of Common Stock, at a price per share of $5.499 and (iii) GAPCO II sold an aggregate of 304,788 shares of Common Stock, at a price per share of $5.499. In addition, on September 22, 2003, in connection with the exercise by the several underwriters of their overallotment option with respect to such secondary offering, (x) GAP LP also sold an aggregate of 166,499 shares of Common Stock, at a price per share of $5.499, (y) GAP-Brigham also sold an aggregate of 7,937 shares of Common Stock, at a price per share of $5.499 and
(z) GAPCO II also sold an aggregate of 70,899 shares of Common Stock, at a price per share of $5.499.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)
Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Unchanged.

-----------------------------                      -----------------------------
109178103                                                     PAGE 9 OF 10 PAGES
-----------------------------                      -----------------------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II (incorporated by reference to Amendment No. 4 to Schedule 13D, dated as of December 23, 2002).

-----------------------------                      -----------------------------
109178103                                                    PAGE 10 OF 10 PAGES
-----------------------------                      -----------------------------


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED AS OF SEPTEMBER 23, 2003.

                                   GENERAL ATLANTIC PARTNERS III, L.P.

                                   By:  GAP III INVESTORS, INC.,
                                        Its general partner


                                   BY:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Vice President and Treasurer



                                   GAP III INVESTORS INC.


                                   BY:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Vice President and Treasurer



                                   GAP-BRIGHAM PARTNERS, L.P.


                                   BY:  /s/ Steven A. Denning
                                        ---------------------------------------
                                        Name:   Steven A. Denning
                                        Title:  General Partner



                                   GAP COINVESTMENT PARTNERS II, L.P.


                                   BY:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact